

phrame™

Transform your car to do more for you

The Car Shareability On Demand Network

www.phrame.com

Graduated Company from Hardware.co

2017 © Phrame, Inc. - Confidential



Car sitting idle in your garage or in a parking spot 92% of the time

FUTURE WITH PHRAME


STOP
335i
PHRAME 1

It's time for your car to do more for you

Innovate how people fit their cars into their everyday lives by providing a comprehensive solution:



Hardware + **Software** + **Services**

phrame

Inspired by the concept of "sharing" phenomena and "on-demand" services

Sharing phenomena has been adapted by consumers & growing rapidly across industries

On-Demand companies are booming

But why do they grow 6X more slowly than were initially projected?

SOURCES: THE ECONOMIST , TRANSPORTATION SUSTAINABILITY RESEARCH CENTER - UNIVERSITY OF CALIFORNIA, BERKELEY , SCIENTIFIC ADVISORY RESEARCH , TECHCRUNCH , MCKINSEY & COMPANY

Ease of Sharing	Safety and Security	Trust

SOURCES: THE ECONOMIST , TRANSPORTATION SUSTAINABILITY RESEARCH CENTER - UNIVERSITY OF CALIFORNIA, BERKELEY , SCIENTIFIC ADVISORY RESEARCH , TECHCRUNCH , MCKINSEY & COMPANY

OUR SOLUTION

Phrame™ pioneers **Car Shareability On Demand Network**, in which community - consumers and various businesses share access to cars for efficiency, convenience, and safety.

Ease of Sharing

Cars can be accessed remotely, no need to exchange a car key in-person.

Safety and Security

You get 24/7 security and awareness of what's happening to your car.

Trust

Trusted community with our B2B partners with
- Driving score (FICO)
- Profile ranking







The World's First Smart License Plate Frame





- Weatherproof
- Fireproof
- Tamperproof Screws
- Real-time theft alert
- Alarm
- Vehicle Locator
- Strong Material

PHRAME APP



ROGERS
17:29
66%
phrame
My Car
LOCK
UNLOCK
VEHICLE FINDER
VEHICLE STATUS
SOUND ALARM

Lock and Unlock Phrame



ROGERS
17:29
66%
3:13
Thursday, July 7
Phrame now
Possible broken window
slide to view
Phrame 12:24
Someone is tampering with the Phrame device
slide to view
Phrame 9:14
Your car was impacted
slide to view
Phrame 8:37
Somebody crashed into your car
slide to view

Real-time Security Alert



ROGERS
17:29
66%
68-78 Grove St, San Francisco, CA 9
Valet request
John
John has 12 years of driving experience
Ok

On-Demand Services

PHRAME'S UPCOMING NETWORK


CUSTOMERS
CUSTOMERS
CUSTOMERS
CUSTOMERS
CUSTOMERS
CUSTOMERS
Phrame
Dealerships
Fleet
Car-Sharing Ride-Sharing
On-Demand Services
Miscellaneous
Traditional & On-Demand Delivery
CORPORATE FLEET
GOVERNMENT FLEET
UNIVERSITY FLEET
APARTMENT BUILDINGS / HOSPICES
INSURANCE COMPANIES
TELEMATICS COMPANIES
CONSUMERS / COMMUNITY
AUTOMOTIVE SERVICES

PHRAME'S COMPREHENSIVE SOLUTION



With Phrame's comprehensive solution, we will be able to transform cars into "Urban Lockers", "Money-making Machine", "Car Security System" and more…

URBAN LOCKER



MONEY-MAKING MACHINE



Authorized users
Family
Eric
Carla
Claudia
Corey
Share your car with your family, coworkers or renters
phrame





Rent out my car
Earnings report November 2016
$258,53
earned
GMC sierra denali 2016
Rent my car

Getaround

CAR SECURITY SYSTEM


Alert
Possible Theft
CALL 911
SOUND ALARM
10:30 September 19, 2017
Real-time theft alerts to your smartphone
phrame


Alert
Possible Crash
CALL 911
SOUND ALARM
11:00 September 20, 2017
Real-time crash alerts to your smartphone
7LEW558
90dB
phrame

ON-DEMAND SERVICES DIRECTLY FROM YOUR SMARTPHONE









GO-TO-MARKET STRATEGY

phrame → Car Dealerships ←

CUSTOMERS

GOAL
We sell Phrame devices to car dealerships to pre-install on all cars they sell and install on cars they sold as a customer loyalty "upgrade".



VALUE TO DEALERS
We offer inexpensive car-theft prevention, fleet management, and new revenue stream to dealerships.

Advantages	Current Solutions		Phrame
Cost	LO/JACK Get it. And get it back.™ $695	Spireon SkyLink $999	**phrame** $220
Features	Vehicle Recovery + Vehicle Tracking		Anti-theft Prevention Vehicle Recovery + Vehicle Tracking
Revenue for Dealers			Revenue split of service activation from car buyers.

REVENUE

We charge $19.99 monthly subscription

We take $2.00 commission on each on demand service transaction

30% conversion

$15.6M in 2018

$200M in 2019

Freemium model with 30% conversion from Free to Paid plans and 1 on-demand service transaction per month for the first year

At 59K users, our projected revenue is $15.6M

Our projected revenue is $200M by 2019

LONG-TERM VISION

There are 1.2 Billion cars on the road today. Our mission is to equip them with Phrame. With Phrame, cars will not be obsolete when self-driving cars arrive. We'll be the universal solution to enable cars (both human operated and driverless) to communicate with each other.



Smart City is an urban development to integrate transportation, homes, and infrastructure to interact and communicate among themselves by exchanging data and information, while reacting autonomously to the events with or without direct human intervention.
Phrame will be our contribution to Smart City.



TEAM



Gary Golduber
Founder & CEO

A mechanical engineer by training and a software engineer by experience, Gary served as CTO and then President of the largest distance learning driver's education company in the U.S. Gary later led the company to a successful exit (DriversEd.com).

Charlene Consolacion
Founder & COO

An entrepreneur and operations executive, Charlene has extensive experience in technology startups from early stage, survival, turnaround to growth modes. Charlene is knowledgeable about the automotive industry and will bring her expertise and network to building Phrame.

Sergey Litvinenko
Sharing-On-Demand Platform and App Manager

Albert Gorelik
Business Development and Sales Manager
Financial Director at large car dealerships in South San Francisco

Marcel Bijster
Sharing-On-Demand Network Advisor
25 years in Car Rental Industry, COO of Share2Use BV, Amsterdam, Netherlands

Team of 3 Software developers in
Odessa, Ukraine
Team of 2 hardware and firmware engineers in
Kazan, Russia



INVESTMENT ASK

PHRAME is seeking a minimum investment of $2M that will provide the resources necessary to complete the final steps to mass manufacture the hardware device, and hire sales and marketing teams that will accelerate the company to scale across west coast target markets.

CONTACT US
charlene@phrame.com
(415) 805-1739
www.phrame.com